

November 2, 2021

Peter Seymour
Chief Financial Officer
Douglas Emmett, Inc.
1299 Ocean Avenue
Suite 1000
Santa Monica, CA 90401

> **Re: Douglas Emmett, Inc.**
> **Form 10-K for the year ended December 31, 2020**
> **Filed February 22, 2021**
> **File No. 001-33106**

Dear Mr. Seymour:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2020

Critical Accounting Policies, page 50

1. We note that you capitalized development costs of $186.4 million, $75.3 million and $78.7 million in 2020, 2019 and 2018, respectively. Given the temporary suspension of repositioning work due to Covid-19, your disclosures which highlight the continued West Los Angeles development which has been ongoing since 2017 and the conversion of the office tower in downtown Honolulu which has been ongoing since 2018, please tell us more about the factors that led to the significant increase in capitalized development costs during fiscal 2020. Please ensure that MD&A disclosures fully address the facts and circumstances that drove the change and whether disproportionate fluctuations in trends are expected to recur. See Item 303(b)(2)(i) and (ii) of Regulation S-K.

Note 1. Overview

Basis of Presentation, page F-12

2.   We note that you consolidate certain VIEs as a result of being the primary beneficiary. We further note from page F-20 that you acquired an additional 16.3% equity in Fund X, resulting in consolidation of that JV. Please tell us your consideration of presenting the assets and liabilities of consolidated VIEs separately on the face of the consolidated balance sheets in accordance with ASC 810-10-45-25.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ameen Hamady at 202-551-3891 or Kristi Marrone at 202-551-3429 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction